November 20, 2009

Ms. Christine L. Allen

Staff Accountant

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Via EDGAR and facsimile (202.772.9198)

Re: IntegraMed America, Inc.

Item 4.02 Form 8-K

Filed November 3, 2009

File No. 000-20260

Dear. Ms. Allen:

We have reviewed the staff comments on our above-noted filing and we are responding to the comments (designated by italics below) by providing our detailed explanations.

We have filed this response letter on EDGAR under form type label CORRESP. We understand you may have additional comments after reviewing our responses.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

**************************************************

1.

Please further explain your statement, “As a result we failed to recognize as revenue the portion of the non-refundable fee that related to the difference between the revenue recognized and the total non-refundable portion of the fees.”

Most patients who enroll in the Attain IVF Refund Program are entitled to a maximum of six treatments (three fresh In Vitro Fertilization cycles and three frozen embryo transfers). The patient is entitled to a 70% refund in the event that they drop out or are terminated from the program by us after the first treatment or are unsuccessful after all treatments. Following a review of our revenue recognition policy in March 2009, as disclosed in our Current Report on Form 8-K dated March 28, 2009, we determined to use a proportional method for revenue recognition for the non-refundable portion of the patient’s fee. We recognize the 30% portion in proportion to the fair value of each treatment the patient received rather than all at once after the first treatment.

For illustrative purposes only, assume a fee of $20,000, which entitles a patient to six treatments of equal value. Prior to our change in revenue recognition policy, we would have recognized as revenue the 30% of the fee that was non-refundable or $6,000. After the accounting method change, for the same patient as above, at the completion of the first treatment, we were able to recognize one-sixth of the 30% or $1,000. As the patient worked through the program we recognized another one-sixth or $1,000 for each treatment provided.

The change in revenue recognition policy required that we apply this new accounting treatment historically to all patients who had ever enrolled in the Attain IVF Refund Program.

Given the date on which we determined to change our revenue recognition policy, we were focused on making a timely filing of our Annual Report on Form 10-K for the year ended December 31, 2008. Accordingly, we developed a model that contained a number of assumptions about the average enrollment fee, the average number of treatments, the value of those treatments, the sequence of different types of treatment, the mix of patients and treatment type, etc. Our focus was on being as accurate as we could with a model on the amount and timing of recognizing the 30% non-refundable portion.

Our original calculation omitted any adjustment for the revenue to be recognized for withdrawals prior to the completion of all six cycles. Using the example above, a patient pays $20,000, goes through four treatments allowing us to recognize revenue of $4,000, drops out and gets the 70% refund or $14,000. The finance model did not account for the balance, but now we can see that there is $2,000 of unrecognized or deferred revenue still on the balance sheet. The accumulation of the left over amounts for each of the 700 patients from the inception of the program who had this situation occur account for substantially all of the error.

2.

Please tell us if you are planning to reconsider the adequacy of your previous assertions regarding disclosure controls and procedures, in accordance with Item 307 of Regulation S-K, specific to the applicable periods by your decision to restate, in light of the material errors and issues that you have described.

We have reconsidered our assertion regarding disclosure controls and procedures and have disclosed in our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2009 that our disclosure procedures were ineffective. We will include similar language in Amendment No. 2 to our Annual Report on Form 10-K for the year ended December 31, 2008.

3

Elaborate on any internal control deficiencies that allowed the misapplication of certain accounting provisions to prevail over time and explain whether these amounted to a material weakness. Also explain how errors continued over the years without being detected by your internal controls over financial reporting.

For the reasons enumerated in response to comment 1, there was an internal control deficiency which amounted to a material weakness. However, the errors disclosed in response to comment 1 only occurred following the change in our revenue recognition policy. Although such change resulted in a change to historical financial statements, the identified errors did not occur in prior years.

As stated above, we now have a thoroughly tested system to calculate Attain IVF revenue, have changed the review process for such information and are adding additional personnel to provide oversight.

4

Please tell us whether you are planning to reassess and revise your conclusion related to the effectiveness of your internal control over financial reporting. Tell us whether your original disclosures are still appropriate or whether they will be modified or supplemented to include any other material information that is necessary for such disclosures not to be misleading in light of the restatement.

We have disclosed an internal control deficiency which amounted to a material weakness in our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2009. We will include similar language in Amendment No. 2 to our Annual Report on Form 10-K for the year ended December 31, 2008.

5	Please also provide us with an estimated time-frame as to when you intend to file the Form 10-K/A for the years ended December 31, 2006, 2007 and 2008.

We are in the process of preparing Amendment No. 2 to our Annual Report on Form 10-K for the year ended December 31, 2008. We intend to file such amendment as soon as practicable following internal and auditor review and the staff’s review of this response letter. We hope to be in a position to file such amendment by November 30, 2009.

**************************************************

Please contact me at 914.251.4143 if you have comments or further questions regarding this letter.

Sincerely,
/s/	John W. Hlywak, Jr.
Executive Vice President and Chief Financial Officer

C:	Jay Higham, President and CEO
C:	John Pennett, Amper, Politziner & Mattia
C:	Steven Khadavi, Dorsey & Whitney